                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                        VoiceStream Wireless Corporation
         -------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
         -------------------------------------------------------------
                         (Title of Class of Securities)


                                    928615103
                     --------------------------------------
                                 (CUSIP Number)


                                 John W. Stanton
                        VoiceStream Wireless Corporation
                             3650 131st Avenue S.E.
                               Bellevue, WA 98006
                                  (425)586-8700


         -------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                February 25, 2000
                     --------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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--------------------
CUSIP NO. 928615103
--------------------
------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John W. Stanton and Theresa E. Gillespie, husband and wife (1)
------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [ ]
                                                            (b)  [X]
------------------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A
------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                 [ ]
------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ---------------------------------------------
BENEFICIALLY                        8.      SHARED VOTING POWER
  OWNED BY                          6,055,881 (1)
    EACH                   ---------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ---------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    6,055,881 (1)
------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         6,055,881 (1)
------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                 [ ]
------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.9%
------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN

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------------------------------------------
(1) Includes (i) 1,686,069 shares of Common Stock held of record by PN Cellular, Inc., which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie, (ii) 1,274,519 shares of Common Stock held of record by Stanton Communications Corporation, which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie, (iii) 2,871,803 shares of Common Stock held by Mr. Stanton and Ms. Gillespie, as tenants in common, (iv) 164,437 shares of Common Stock held of record by The Stanton Family Trust; (v) 45,000 shares and 13,333 shares of Common Stock held of record by each of Mr. Stanton and Ms. Gillespie, respectively, pursuant to Western Wireless Corporation's 1997 Executive Restricted Stock Plan; and (vi) currently exercisable options owned by Mr. Stanton to purchase 720 shares of Common Stock. Mr. Stanton and Ms. Gillespie are married and share voting and investment power with respect to the shares jointly owned by them, as well as the shares held of record by PN Cellular, Inc., Stanton Communications Corporation and The Stanton Family Trust.


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
                  Item 1. Security and Issuer.

                  This statement on Schedule 13D relates to the common stock, $.001 par value (the "Common Stock"), of VoiceStream Wireless Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3650 131st Avenue S.E. Bellevue, Washington 98006.

                  Item 2.  Identity and Background.

                  (a)      NAME OF PERSONS FILING:

                  John W. Stanton
                  Theresa E. Gillespie
                  PN Cellular, Inc., a Washington corporation
                  The Stanton Family Trust
                  Stanton Communications Corporation, a Washington corporation

                  (b)      ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE:

                  For John W. Stanton, Theresa E. Gillespie, PN Cellular, Inc., The Stanton Family Trust and Stanton Communications Corporation:

                  VoiceStream Wireless Corporation
                  3650 131st Avenue S.E.
                  Bellevue, Washington 98006

                  (c)      PRINCIPAL BUSINESS:

                  Mr. Stanton is Chairman of the Board and Chief Executive Officer of the Company and of Western Wireless Corporation, a Washington corporation ("Western"). The address of the Company is 3650 131st Avenue S.E., Bellevue, WA 98006. The address of Western is 3650 131st Avenue S.E., Bellevue, WA 98006.

                  Ms. Gillespie is Executive Vice President of Western. The address of Western is 3650 131st Avenue S.E., Bellevue, WA 98006.

                  The Company is a leading provider of personal communications services in the western United States. Western Wireless is a leading provider of cellular communications services in the western United States.

                  (d) WHETHER DURING LAST FIVE YEARS, ANY SUCH PERSON HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) AND, IF SO, GIVE THE DATES, NATURE OF CONVICTION, NAME AND LOCATION OF COURT, ANY PENALTY IMPOSED, OR OTHER DISPOSITION OF THE CASE:


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                  During the past five years, none of the Filing Persons, nor, to the best knowledge of any such Filing Persons, any of the executive officers or directors of any Filing Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) WHETHER DURING THE LAST FIVE YEARS, ANY SUCH PERSON WAS A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS; AND, IF SO, IDENTIFY AND DESCRIBE SUCH PROCEEDINGS AND SUMMARIZE THE TERMS OF SUCH JUDGMENT, DECREE OR FINAL ORDER:

                  During the past five years, none of the Filing Persons, nor, to the best knowledge of any such Filing Persons, any executive officer or director of any Filing Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      CITIZENSHIP:

                  Mr. Stanton and Ms. Gillespie are citizens of the United States of America.

                  Item 3.  Source and Amount of Funds or Other Consideration.

                  On February 25, 2000, pursuant to the requisite approval of the shareholders of each of VoiceStream Wireless Corporation, a Washington corporation ("VWC"), and Omnipoint Corporation, a Delaware corporation ("Omnipoint"), wholly-owned subsidiaries of the Company merged into each of VWC and Omnipoint (such events being referred to herein collectively as the "Merger"). As a result of the Merger, (a) shareholders of VWC received one share of Common Stock for each share of common stock of VWC that they owned at the time of the Merger and (b) shareholders of Omnipoint were given the choice of electing to receive for each share of Omnipoint Common Stock that they owned at the time of the Merger either (i) the standard election, which consists of .825 of a share of Common Stock plus $8.00 in cash, (ii) the all stock election whereby they would ask to receive a number of shares of Common Stock determined in accordance with the Merger agreement, or (iii) the all cash election whereby they would ask to receive all cash determined in accordance with the Merger agreement. Under the terms of the Merger, there is a fixed number of total shares of Common Stock and a fixed amount of total cash that the Company will issue and pay to holders of Omnipoint common stock. Accordingly, persons electing the all stock or all cash election might receive a mix of Common Stock and cash.

                  Item 4.  Purpose of the Transaction.


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                  The acquisitions of Common Stock by the Filing Persons were made for investment purposes only.

                  None of the Filing Persons has any present plans or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, (a) the Aerial Reorganization described under Item 6 has been approved by the stockholders of VWC, including the Filing Persons, and (b) the Filing Persons have entered into the Voting Agreement described under Item 6 below. Each of the Filing Persons, however, expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. The Filing Persons may purchase additional shares of Common Stock or may sell shares of Common Stock from time to time in public or private transactions (subject to any applicable limitations imposed on the sale of any of their shares of Common Stock by the Securities Act of 1933, as amended).

                  Item 5.  Interest in Securities of the Issuer.

                  (a) AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

                  Mr. Stanton and Ms. Gillespie are the beneficial owners of 6,055,881 shares of Common Stock, representing 3.9% of the issued and outstanding Common Stock. These holdings include (i) 1,686,069 shares of Common Stock held of record by PN Cellular, Inc., which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie, (ii) 1,274,519 shares of Common Stock held of record by Stanton Communications Corporation, which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie, (iii) 2,871,803 shares of Common Stock held by Mr. Stanton and Ms. Gillespie, as tenants in common, (iv) 164,437 shares of Common Stock held of record by The Stanton Family Trust; (v) 45,000 shares and 13,333 shares of Common Stock held of record by each of Mr. Stanton and Ms. Gillespie, respectively, pursuant to Western Wireless Corporation's 1997 Executive Restricted Stock Plan; and (vi) currently exercisable options owned by Mr. Stanton to purchase 720 shares of Common Stock.

                  (b)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO
VOTE:

                  Mr. Stanton and Ms. Gillespie are married and share voting and investment power with respect to the shares jointly owned by them, as well as the shares held of record by PN Cellular, Inc., Stanton Communications Corporation and The Stanton Family Trust.

                  (c) TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D, WHICHEVER IS LESS:

                  On February 25, 2000, the Merger was consummated. Beneficial ownership of the Common Stock was acquired by the Filing Persons pursuant to the Merger, in which they received

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shares of Common Stock in exchange for their shares of stock in VWC and/or
Omnipoint. No consideration was paid for the acquisition of shares of Common Stock pursuant to the Merger.

                  (d) To the best knowledge of each Filing Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

                  (e)      Not applicable.

                  Item 6. Contracts, Arrangements, Understandings or Relationships Involving Securities of the Issuer.

                  The Company, the Filing Persons and certain other persons have entered into an agreement, dated as of February 25, 2000 (the "Voting Agreement"). Pursuant to the Voting Agreement, the Filing Persons have agreed to vote their shares of Common Stock for the election of a board initially consisting of 16 members, subject to adjustments, of the Company board designated as follows: (i) Mr. Stanton, as long as he is the chief executive officer of the Company; (ii) one member designated by Mr. Stanton, so long as he or entities affiliated with him beneficially own at least 4,500,000 shares of Common Stock; (iii) four members designated by Hutchison PCS (USA) Limited and its affiliated entities, which number of designees shall be subject to increases or decreases depending upon increases or reductions in Hutchison PCS (USA)'s percentage ownership of outstanding Common Stock, including shares of Common Stock issuable to Hutchison PCS (USA) upon conversion of the Company's 2.5% Convertible Junior Preferred Stock; (iv) one member designated by Goldman, Sachs & Co., Inc. and affiliated entities, so long as the Goldman Sachs entities beneficially own at least 4,500,000 shares of Common Stock; (v) four members who were on the Omnipoint board prior to the Merger and who are selected by Omnipoint to serve during the period from the closing of the Merger until and including the second annual meeting of stockholders of the Company taking place after the closing of the Merger (the designees of Omnipoint are initially Douglas G. Smith, Richard L. Fields, James N. Perry, Jr., and James J. Ross),
(vi) one member designated by Sonera Corporation and its affiliated entities, so long as the Sonera entities beneficially own at least 4,500,000 shares of Common Stock; and the remaining members of the board to be selected by a majority of the persons selected as described above.

                  In addition, the Voting Agreement provides that in the event of the consummation of the transactions described in that certain Agreement and Plan of Reorganization, dated as of September 17, 1999 (as the same may be amended from time to time, the "Aerial Reorganization Agreement"), by and among VWC, the Company, VoiceStream Subsidiary III Corporation, a Delaware corporation ("Merger Sub"), Aerial Communications, Inc., a Delaware corporation ("Aerial"), and Telephone and Data Systems, Inc., a Delaware corporation ("TDS"), pursuant to which, among other things, Merger Sub is to be merged with and into Aerial (such merger, together with the related transactions contemplated by the Aerial Reorganization Agreement, being referred to herein as the "Aerial Reorganization"), then TDS will become a party to the Voting Agreement, the number of members of the board of directors of the Company will be increased to 17, and TDS will be entitled to designate a member so long as TDS owns at least 4,500,000 shares of Common Stock. The Voting Agreement further provides that, upon completion of the Aerial Reorganization,


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if TDS owns more than 9,800,000 shares of Common Stock and Sonera owns less than
4,500,000 shares of Common Stock, TDS will be entitled to designate two members to the board of the Company, and if Sonera owns more than 9,800,000 shares of Common Stock and TDS owns less than 4,500,000 shares of Common Stock, Sonera will be entitled to designate two members to the board of the Company.

                  The Company, the Filing Persons and certain other persons are parties to an agreement, dated as of May 3, 1999 (the "Registration Rights Agreement"), pursuant to which the Filing Persons and other persons have been granted certain demand and piggyback registration rights with respect to Common Stock.

                  The foregoing descriptions of the Voting Agreement and the Registration Rights Agreement are subject to, and qualified in their entirety by reference to, such Agreements, which are filed as exhibits hereto and incorporated by reference into this Item 6.

                  Item 7.  Material To be Filed as Exhibits.

                  10.39 Registration Rights Agreement by and among VoiceStream Wireless Corporation, Hellman & Friedman Capital Partners II, L.P., H&F Orchard Partners, L.P., H&F International Partners, L.P., John W. Stanton, Theresa E. Gillespie, PN Cellular, Inc., Stanton Family Trust, Stanton Communications Corporation, GS Capital Partners, L.P., The Goldman Sachs Group, L.P., Bridge Street Fund 1992, L.P., Stone Street Fund 1992, L.P., and Providence Media Partners L.P., dated May 3, 1999.

                  10.98 Voting Agreement, dated as of February 25, 2000, by and among VoiceStream Wireless Holding Corporation, John W. Stanton, Theresa
E. Gillespie, PN Cellular, Inc., The Stanton Family Trust, Stanton Communications Corporation, GS Capital Partners, L.P., The Goldman Sachs Group, Inc., Bridge Street Fund 1992, L.P., Stone Street Fund 1992, L.P., Hutchison Telecommunications Holdings (USA) Limited, Hutchison Telecommunications PCS
(USA) Limited, Allen & Company Incorporated, Madison Dearborn Capital Partners, L.P., James N. Perry, Jr., Richard L. Fields, Avance Capital, Avance Capital II, Avance Capital III, Douglas and Gabriela Smith 1995 Family Trust, Douglas G. Smith, James J. Ross, Elizabeth G. Ross U/T/A, dated March 4, 1994, David G. Ross U/T/A, dated June 18, 1997, Sonera Corporation and Sonera Holding, B.V.


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2000


                                        By:  /s/ John W. Stanton
                                           ___________________________
                                                 John W. Stanton




                                        By:  /s/ Theresa E. Gillespie
                                           ____________________________
                                                 Theresa E. Gillespie

                                  Exhibit Index


                  10.39(1)    Registration Rights Agreement by and among
VoiceStream Wireless Corporation, Hellman & Friedman Capital Partners II, L.P., H&F Orchard Partners, L.P., H&F International Partners, L.P., John W. Stanton, Theresa E. Gillespie, PN Cellular, Inc., Stanton Family Trust, Stanton Communications Corporation, GS Capital Partners, L.P., The Goldman Sachs Group, L.P., Bridge Street Fund 1992, L.P., Stone Street Fund 1992, L.P., and Providence Media Partners L.P., dated May 3, 1999.

                  10.98 Voting Agreement, dated as of February 25, 2000, by and among VoiceStream Wireless Holding Corporation, John W. Stanton, Theresa
E. Gillespie, PN Cellular, Inc., The Stanton Family Trust, Stanton Communications Corporation, GS Capital Partners, L.P., The Goldman Sachs Group, Inc., Bridge Street Fund 1992, L.P., Stone Street Fund 1992, L.P., Hutchison Telecommunications Holdings (USA) Limited, Hutchison Telecommunications PCS
(USA) Limited, Allen & Company Incorporated, Madison Dearborn Capital Partners, L.P., James N. Perry, Jr., Richard L. Fields, Avance Capital, Avance Capital II, Avance Capital III, Douglas and Gabriela Smith 1995 Family Trust, Douglas G. Smith, James J. Ross, Elizabeth G. Ross U/T/A, dated March 4, 1994, David G. Ross U/T/A, dated June 18, 1997, Sonera Corporation and Sonera Holding, B.V.

         (1) Incorporated by reference to the exhibit filed with VoiceStream Wireless Corporation Form 10/A, filed with the SEC on April 13, 1999.